SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

__X__ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the year ended December 31, 1999

OR

____TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Hourly 401(k) Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

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Georgia-Pacific Corporation
Hourly 401(k) Plan
Financial Statements and Schedule
as of December 31, 1999 and 1998
Together With Auditors' Report

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GEORGIA-PACIFIC CORPORATION

HOURLY 401(k) PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 1999 AND 1998

TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits--December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

Schedule I:	Schedule H Line 4i--Schedule of Assets Held for Investment Purposes--December 31, 1999

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants of the Georgia-Pacific
Corporation Hourly 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Georgia-PACIFIC CORPORATION HOURLY 401(k) PLAN as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Georgia-Pacific Corporation Hourly 401(k) Plan as of December 31, 1999 and 1998 and the changes in its net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Atlanta, Georgia
June 23, 2000

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GEORGIA-PACIFIC CORPORATION

HOURLY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 1999 AND 1998

	1999	1998
ASSETS: Contribution receivable Investments: Interest in master trusts Mutual funds Participants' loans Total investments NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 2,835,620 74,331,313 325,075,327 8,498 399,415,138 $402,250,758	$ 3,887,572 46,720,526 251,069,207 25,428 297,815,161 $301,702,733

The accompanying notes are an integral part of these statements.

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GEORGIA-PACIFIC CORPORATION

HOURLY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999

INTEREST AND DIVIDENDS

NET APPRECIATION IN MARKET VALUE OF MUTUAL FUNDS

NET GAIN FROM MASTER TRUSTS
NET INVESTMENT INCOME
CONTRIBUTIONS:
Participant
Corporation
Total contributions
DISTRIBUTIONS TO PARTICIPANTS
INTEREST INCOME ON LOANS
FEES
NET INCREASE

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year

$ 10,000,203 29,359,715 26,173,769 65,533,687 41,091,117 9,132,655 50,223,772 (15,205,884) 1,764 (5,314) 100,548,025 301,702,733 $402,250,758

The accompanying notes are an integral part of this statement.

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GEORGIA-PACIFIC CORPORATION

HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 1999 AND 1998

1. ORGANIZATION AND PLAN DESCRIPTION

The following description of the Georgia-Pacific Corporation Hourly 401(k) Plan (the "Plan") provides only general information. Participants should refer to the official plan document for complete information. In 1999, the Plan's name was changed from the Georgia-Pacific Corporation Hourly 401(k) Savings Plan to the Georgia-Pacific Corporation Hourly 401(k) Plan.

The Plan was established on April 1, 1994. Certain groups of hourly employees of Georgia-Pacific Corporation (the "Employer") participate in the Plan. For unionized groups, participation in the Plan must be specified in the applicable collective bargaining agreement; management designates nonunion participating groups. Employees are eligible to participate in the Plan upon the completion of one year of service for 1998. In 1999, the Plan was amended to allow participation in the Plan after the completion of three months of service.

Plan assets are held in trust funds and are invested on the participants' behalf, with all investment earnings for each fund credited to the accounts of participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires plan management to use estimates and assumptions that affect the net assets available for the plan benefits and the changes therein. Actual results could differ from these estimates.

Investment Valuation

Investments are presented at market value. Market values of mutual funds are determined principally from quotations as reported on various securities exchanges.

The net appreciation in the market value of investments in the accompanying statement of changes in net assets available for plan benefits reflects the net difference between the market value and the cost at the beginning and end of the year for assets held throughout the year as well as the difference between the year-end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

Reclassification

Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 established new disclosure requirements for defined contribution plans.

3. INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated June 20, 1997 stating that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4. INVESTMENTS

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following investment options:

Fixed Income Options

The general investment objective for these options is to provide a high level of current income.

The Vanguard Short-Term Treasury Fund is principally invested in short-term government bills, notes, and bonds and has an average maturity of two to three years. The market value of the Vanguard Short-Term Treasury Fund investment at December 31, 1999 and 1998 of $47,784,352 and $47,504,109, respectively, exceeded 5% of net assets on those dates.

The Vanguard Total Bond Market Index Fund invests in U.S. government bonds, high-quality corporate bonds, and mortgage-backed securities. The objective of the Vanguard Total Bond Market Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index.

The Loomis Sayles Bond Fund--Institutional Class is invested in bonds, including corporate and convertible bonds. This fund seeks to provide high total investment return through a combination of current income and capital appreciation.

Company Stock Options

The following two company stock funds are available as investment options:

The Georgia-Pacific Group Stock Fund is invested principally in shares of Georgia-Pacific Corporation -- Georgia-Pacific Group Common Stock ("Common Stock"). The market value of the Georgia-Pacific Group Stock Fund investment at December  31, 1999 and 1998 of $64,387,570 and $34,879,936, respectively, exceeded 5% of net assets on those dates.

The Georgia-Pacific Timber Stock Fund is invested principally in shares of Georgia-Pacific Corporation -- Timber Group Common Stock.

Balanced Options

The objectives of these options are to conserve principal, to pay current income, and to achieve long-term growth of principal and income by investing in a combination of stocks, bonds, and cash reserves.

The Vanguard LifeStrategy Income Fund is invested in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income.

The Vanguard LifeStrategy Moderate Growth Fund is invested in four Vanguard funds: an international stock fund, a stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide a reasonable level of income and long-term growth of capital.

The Vanguard LifeStrategy Conservative Growth Fund is invested in five Vanguard funds: a stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income and a moderate long-term growth of capital.

The Vanguard LifeStrategy Growth Fund is invested in four Vanguard funds: a stock fund, an international stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide long-term growth of capital and income.

The Vanguard Balanced Index Fund is invested in two Vanguard funds: 60% in a stock fund and 40% in a bond fund. This option seeks to provide income and long-term growth of capital. The market value of the Vanguard Balanced Index Fund at December  31, 1999 and 1998 was $21,901,665 and $17,875,839, respectively, which exceeded 5% of net assets of those dates.

Growth and Income Options

The goal of these options is to achieve long-term growth of principal and income and reasonable current income.

The Vanguard 500 Index Fund is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The investment market value of the fund at December 31, 1999 and 1998 of $172,087,933 and $140,797,120, respectively, exceeded 5% of net assets on those dates.

The Vanguard Total Stock Market Index Fund is invested in a large sample of stocks that match certain characteristics of the Wilshire 5000 Equity Index. The investment objective of this fund is to provide long-term growth of capital and income.

The Vanguard Windsor II Fund is invested in a diversified group of out-of-favor stocks of large capitalization companies. This fund's objective is to provide long-term growth of capital and income from dividends.

Growth Options

The objective of these options is to achieve long-term growth of capital; dividend income is incidental.

The Vanguard Extended Market Index Fund seeks to match the performance of the Wilshire 4500 Equity Index. This fund seeks to provide long-term growth of capital.

The Vanguard PRIMECAP Fund is invested in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. This fund seeks to provide long-term growth of capital.

Aggressive Growth Option

The goal of this option is to achieve maximum long-term capital growth by investing in stocks of small companies or narrow market segments.

The Vanguard Small-Cap Index Fund is invested in a large sample of stocks that match certain characteristics of the Russell 2000 Index Stocks. This fund seeks to provide long-term growth of capital.

Money Market Option

The goal of this option is to provide maximum current income consistent with preservation of capital and liquidity.

The Vanguard Treasury Money Market Fund is invested exclusively in U.S. government obligations. On December 31, 1999 and 1998, the market value of $49,511,240 and $26,744,576, respectively, exceeded 5% of the net assets on those dates.

International Option

The goal of this option is to achieve long-term growth of capital by investing in the stocks of companies located outside the United States.

The Vanguard International Growth Fund invests primarily in the stocks of companies based outside the United States. This fund seeks to provide long-term capital appreciation.

5. MASTER TRUSTS

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer, and invest the assets of the Georgia-Pacific Stock Fund of certain defined contribution plans qualified under Internal Revenue Code Section 401(k) and are administered by Georgia-Pacific Corporation.

On December 16, 1997, the shareholders of Georgia-Pacific Corporation approved the conversion of all Georgia-Pacific Common Stock into Georgia-Pacific Corporation--Georgia-Pacific Group Common Stock and to distribute one share of a new class of Common Stock, Georgia-Pacific Corporation--Timber Group Common Stock. As a result, the assets of the Master Trust were transferred on a pro rata basis into the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust").

The market values of the master trusts are allocated to the individual participating plans based on the relative value of the assets of each plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

The Plan's interest in the assets of the Group Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Group Stock Fund Master Trust." A summary of the Group Master Trust as of December 31, 1999 and 1998 is shown below:
1999	1998

Investments, at market:
      Georgia-Pacific Corporation -- Georgia-Pacific Group
         Common Stock
      Vanguard Treasury Money Market Fund
            Total investments
Receivables:
      Interest
      Other receivables
            Total receivables
Less payables
Net assets of the Group Master Trust

$231,843,864 100 231,843,964 6,686 6,704,850 6,711,536 4,101,110 $234,454,390	$ 146,850,740 1,381,097 148,231,837 3,582 689,745 693,327 963,513 $147,961,651

A summary of net appreciation of the Group Master Trust, which comprises the net investment gain for all participating plans for the year ending December 31, 1999, is shown below:

Interest and dividends Net appreciation in market value of investments Investment expense Net investment gain from the Group Master Trust	$ 2,315,614 99,124,207 (100,392) $101,339,429

Allocations to participating plans of net investment gain for the year ending December 31, 1999 and of net assets as of December 31, 1999 and 1998 are shown below for the Group Master Trust:

Georgia-Pacific Corporation Hourly 401(k) Plan Other plan Net investment gain from the Group Master Trust	$ 24,588,314 76,751,115 $101,339,429

	1999		1998
	Amount	Percent	Amount	Percent
		100%		100%
Georgia-Pacific Corporation Hourly 401(k) Plan Other plan Net assets of the Group Master Trust	$ 64,387,570 170,066,820 $234,454,390	27.46% 72.54 100.00%	$ 34,879,936 113,081,715 $147,961,651	23.57% 76.43 100.00%

The Plan's interest in the assets of the Timber Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Timber Stock Fund Master Trust." A summary of the Timber Master Trust as of December 31, 1999 and 1998 is shown below:

Investments, at market:
    Georgia-Pacific Corporation -- Timber Group Common Stock
    Vanguard Treasury Money Market Fund
            Total investments
Receivables:
    Interest
    Other receivables
          Total receivables
Less payables
Net assets of the Timber Master Trust

1999 $47,775,036 769,286 48,544,322 2,401 354,749 357,150 916,221 $47,985,251	1998 $62,553,056 1,461,611 64,014,667 2,917 189,768 192,685 1,444,229 $62,763,123

A summary of income and net appreciation of the Timber Master Trust, which comprises the net investment gain for all participating plans for the year ending December 31, 1999, is shown below:

Interest and dividends Net appreciation in market value of investments Investment expense Net investment gain from the Timber Master Trust	$2,294,398 3,501,940 (56,265) $5,740,073

Allocations to participating plans of net investment gain for the year ending December 31, 1999 and of net assets as of December 31, 1999 and 1998 are shown below for the Timber Master Trust:

Georgia-Pacific Corporation Hourly 401(k) Plan Other plan Net investment gain from the Timber Master Trust	$1,585,455 4,154,618 $5,740,073

	1999		1998
Georgia-Pacific Corporation Hourly 401(k) Plan Other plan Net assets of the Timber Master Trust	Amount $ 9,943,743 38,041,508 $47,985,251	Percent 20.72% 79.28 100.00%	Amount $11,840,590 50,922,533 $62,763,123	Percent 18.87% 81.13 100.00%

6. CONTRIBUTIONS

The Plan allows for both employer and employee contributions. For unionized groups, the percent of eligible compensation a participant is able to contribute, the percent of the Employer's match (if any), and whether certain bonuses and compensation for unused vacation and holidays may be contributed are governed by the collective bargaining agreement applicable to that group. Participants may contribute from 1% to 15% of eligible compensation to the Plan in whole percentages as specified in the plan exhibit applicable to that group. In addition, if specified in the governing exhibit, participants may elect to contribute certain bonuses and compensation for unused vacation days and personal holidays to the Plan. The Employer matches the participants' contributions to the extent provided in the exhibit applicable to the participating group. In addition, participants may also contribute rollovers from certain qualified plans.

Employee and employer contributions are remitted to the Trustee and are invested in the Vanguard Treasury Money Market Fund until they can be credited to participants' accounts and are invested in accordance with participants' investment elections. Earnings on the short-term investments are allocated to participants' accounts once each year.

7. WITHDRAWALS AND TERMINATION

Under the Plan, contributions excluded from gross income for federal income tax purposes (and, in specified cases, other components of the participant's account balance) can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least 12 months.

In the event of a participant's termination of employment, death, or attainment of age 65, the participant or his/her beneficiary may elect to receive, in cash and/or Georgia-Pacific Corporation -- Timber Group Common Stock or Georgia-Pacific Corporation -- Georgia-Pacific Group Common Stock, his/her entire account balance. Participants are immediately 100% vested in employer contributions.

8. PLAN TERMINATION

The Employer has reserved the right to amend, modify, suspend, or terminate the Plan at any time.

9. RECONCILIATION TO THE FORM 5500

The Plan's net assets available for plan benefits at December 31, 1999 and 1998 include $374,537 and $120,633, respectively, for participants who have elected distributions but have not yet been paid. In the Plan's Form 5500 for the years ended December 31, 1999 and 1998, these amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries.

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SCHEDULE I

GEORGIA-PACIFIC CORPORATION

HOURLY 401(k) PLAN

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1999
Shares Of Faces Amount	Cost	Current Value

FIXED INCOME OPTIONs:
* Vanguard Short-Term Treasury Fund
* Vanguard Total Bond Market Index Fund
Loomis Sayles Bond Fund--Institutional Class
          Total fixed income options
COMPANY STOCK OPTIONS:
* Georgia-Pacific Group Stock Fund Master Trust
* Georgia-Pacific Timber Stock Fund Master Trust
Total company stock options
BALANCED OPTIONS:
* Vanguard Balanced Index Fund
* Vanguard LifeStrategy Growth Fund
* Vanguard LifeStrategy Income Fund
* Vanguard LifeStrategy Conservative Growth Fund
* Vanguard LifeStrategy Moderate Growth Fund
          Total balanced options
GROWTH AND INCOME OPTIONS:
* Vanguard 500 Index Fund
* Vanguard Total Stock Market Index Fund
* Vanguard Windsor II Fund
          Total growth and income options
GROWTH OPTIONS:
* Vanguard Extended Market Index Fund
* Vanguard PRIMECAP Fund
          Total growth options
AGGRESSIVE GROWTH OPTION:
* Vanguard Small-Cap Index Fund
MONEY MARKET OPTION:
* Vanguard Treasury Money Market Fund
INTERNATIONAL OPTION:
* Vanguard International Growth Fund
PARTICIPANTS' LOANS RECEIVABLE
Total investments

4,773,662 836,498 37,510 4,326,017 2,734,502 1,083,168 95,288 20,044 36,928 69,156 1,271,617 21,017 43,016 9,271 153,713 28,632 49,511,240 396,464

$ 48,352,502
8,303,714
453,269
57,109,485

48,447,937
9,153,389
57,601,326

19,675,612
1,874,011
260,617
542,714
1,180,932
23,533,886

104,972,936
606,444
1,277,739
106,857,119

295,126
8,556,300
8,851,426

633,270

49,511,240

7,232,325
8,498
$311,338,575

$47,784,352
7,996,923
432,116
56,213,391

64,387,570
9,943,743
74,331,313

21,901,665
2,040,122
256,969
557,605
1,257,256
26,013,617

172,087,933
698,188
1,074,110
173,860,231

343,660
9,540,996
9,884,656

675,723

49,511,240

8,916,469
8,498
$399,415,138

*Represents a party in interest to the Plan.

The accompanying notes are an integral part of this schedule.

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SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2000

GEORGIA-PACIFIC CORPORATION HOURLY 401(k) PLAN

BY: GEORGIA-PACIFIC CORPORATION, as plan administrator

By:     /s/ Danny W. Huff_____________________
        Danny W. Huff
       Executive Vice President-Finance
       and Chief Financial Officer

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INDEX TO EXHIBITS
Exhibit Number	Description
23	Consent of Arthur Andersen LLP